

Mail Stop 3720

May 1, 2017

Curt Thornton
Chief Executive Officer
Provision Holding, Inc.
9253 Eton Avenue
Chatsworth, CA 91311

> **Re: Provision Holding, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed October 13, 2016**
> **File No. 333-127347**

Dear Mr. Thornton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Peter DiChiara, Esq.
        Carmel, Milazzo & DiChiara LLP